Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations before income taxes and equity income	$9,402	$5,524	$2,152	$5,648	$(30,257)
Fixed charges excluding capitalized interest	2,776	2,164	1,925	1,206	943
Amortization of capitalized interest	31	24	22	18	12
Dividends from nonconsolidated affiliates	2,131	2,127	1,827	661	1,544
Earnings available for fixed charges	$14,340	$9,839	$5,926	$7,533	$(27,758)

Interest and related charges on debt	$2,680	$2,044	$1,798	$1,070	$805
Portion of rentals deemed to be interest	96	119	127	136	138
Interest capitalized in period	140	101	70	81	117
Total fixed charges	2,916	2,264	1,995	1,287	1,060
Preferred stock dividends grossed up to a pre-tax basis			1,281	2,528	859
Combined fixed charges and preferred stock dividends	$2,916	$2,264	$3,276	$3,815	$1,919

Ratio of earnings to fixed charges	4.92	4.35	2.97	5.85
Ratio of earnings to combined fixed charges and preferred stock dividends			1.81	1.97

Earnings in the year ended December 31, 2012 were inadequate to cover fixed charges by $28.8 billion and combined fixed charges and preferred stock dividends by $29.7 billion.